[redacted]

08032500

)MMISSION
9

ANNUAL ... ORT
FORM X-17A-5 (A)
PART III
amended
FACING PAGE

PROCESSED
SEP 19 2008
THOMSON REUTERS

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

SEC FILE NUMBER
8- 65665

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YYY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shasta Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Bear Hill Road
(No. and Street)

Waltham (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Burkus 781-890-6212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue (Address) Norwood (City) MA (State) 02062 (Zip Code)

SEC
Mail Processing
Section
SEP 02 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, Gregory Burkus ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shasta Partners, LLC , as of March 31 , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

Member President

Title

8/25/08

Notary Public EMILY HOFFMAN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHASTA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

ASSETS

Cash	$	191,212
Receivable from non-customers		33,000
Other assets		3,450
	$	227,662

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	1,629
Members' Equity:		
Members' capital		226,033
Total Liabilities and Members' Equity	$	227,662

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2008

Cash flows from operating activities:	
Net income	$ 647,633
Adjustments to reconcile net income to net cash flow from operating activities:	0
(Increase) Decrease in operating assets:	
Increase in Receivable from non-customers	(23,000)
Decrease in Other assets	3,003
Increase (Decrease) in operating liabilities:	
Decrease in accounts payable and accrued expenses	(2,455)
Net cash from operating activities	625,181
Cash flows from investing activities:	
None	0
Cash flows from financing activities:	
Capital withdrawals	(500,000)
Increase in cash	125,181
Cash at beginning of the period	66,031
Cash at end of the period	$ 191,212

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

SHASTA PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2008

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 1,629
Net Capital	
Members' capital	$ 226,033
Adjustments to Net Capital	
Receivable from non-customers	(33,000)
Other assets	(3,450)
Net Capital as defined	189,583
Net Capital Requirement:	5,000
Net Capital in Excess of Requirement:	$ 184,583
Ratio of Aggregate Indebtedness to Net Capital	.01 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 189,582
Net audit adjustments	1,751
Increase in non-allowables and haircuts	(1,750)
Net capital per above	$ 189,583

END